                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.    )*
                                            ---


                           priceline.com Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     common stock, par value $.008 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741503106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 11 pages)

                                  SCHEDULE 13D
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CUSIP NO.   741503106                                        Page 2 of 11 Pages

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
--------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Delta Air Lines, Inc.

--------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)
      [ ]                                                                               [ ]

                                                                                    (b)
      [ ]                                                                               [ ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                               [ ]


--------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------------------

                    7   SOLE VOTING POWER

                        9,339,831
    NUMBER OF       ------------------------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           0
       EACH         ------------------------------------------------------------------------
     REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             9,339,831
                    ------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0

--------------------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,339,831
--------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [ ]

--------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%
--------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   741503106                                        Page 3 of 11  Pages

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ITEM 1      SECURITY AND ISSUER

            This Schedule 13D (the "Schedule 13D") relates to the common stock ("priceline common stock") of priceline.com Incorporated, a Delaware corporation ("priceline"), and is being filed with the Securities and Exchange Commission ("SEC") on October 20, 2000.


            The principal executive offices of priceline are located at 800 Connecticut Avenue, Norwalk, Connecticut 06854.

ITEM 2      IDENTITY AND BACKGROUND

            The Schedule 13D is being filed by Delta Air Lines, Inc., a Delaware corporation ("Delta"). Delta previously filed a Schedule 13D relating to the priceline common stock on July 21, 1999 (the "Prior Schedule 13D"). The Prior
Schedule 13D was subsequently amended by amendments dated July 30, 1999, August 19, 1999, November 17, 1999, November 18, 1999, November 24, 1999, December 1,
1999 and December 6, 1999. As reported in the December 6, 1999 amendment to the Prior Schedule 13D, Delta ceased to be the beneficial owner of more than 5% of the priceline common stock on December 2, 1999.

            The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320.

            Delta provides scheduled air transportation over an extensive route network. Based on calendar year 1999 data, Delta is the largest U.S. airline in terms of aircraft departures and passengers enplaned, and the third largest U.S. airline as measured by operating revenues and revenue passenger miles flown. As of September 1, 2000, Delta provided scheduled air service to 205 cities in 45 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and to 44 international cities in 28 countries. In addition to scheduled passenger service, Delta provides air freight, mail and related aviation services.

            The name, principal occupation and business address of each of the directors and executive officers of Delta are set forth on Schedule A to the
Schedule 13D. Each director and executive officer of Delta is a citizen of the United States of America. Neither Delta nor, to the best of its knowledge, any of its directors or executive officers has during the last five years been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO.   741503106                                        Page 4 of 11 Pages

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ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Priceline offers tickets for sale on Delta pursuant to an Airline Participation Agreement, dated August 31, 1998 (the "Airline Participation Agreement"), between Delta and priceline. In consideration of its agreement to enter into the Airline Participation Agreement and the related General Agreement, dated August 31, 1998 (the "General Agreement"), among priceline, Delta and Priceline Travel, Inc., Delta acquired a warrant (the "1998 Warrant") to purchase 18,619,402 shares of priceline common stock at an exercise price of $0.9254896 per share. The terms of the Airline Participation Agreement and the General Agreement, and their subsequent amendment pursuant to the Master Agreement, dated November 17, 1999 (the "Master Agreement"), between Delta and priceline, are described generally in Item 4 below.

            The 1998 Warrant was evidenced by a Participation Warrant Agreement, dated as of August 31, 1998, that was amended on two occasions. The first amendment was set forth in the First Amendment and Waiver to Participation Warrant Agreement, dated as of December 31, 1998 (the "First Amendment to Participation Warrant Agreement"), and the second amendment was set forth in the Replacement Participation Warrant Agreement, dated as of November 12, 1999 (the "Replacement Participation Warrant Agreement"). Delta initially could exercise the 1998 Warrant only by paying the exercise price in cash. The Replacement Participation Warrant Agreement provided Delta with the right to exercise the 1998 Warrant without the payment of cash. This form of exercise permitted Delta to pay the exercise price by surrendering to priceline shares of priceline common stock having a value equal to the exercise price, based on the closing sale price on the Nasdaq National Market of priceline common stock on the trading day immediately preceding the date of exercise. Delta is also a party to the Registration Rights Agreement, dated as of December 8, 1998 (the "Registration Rights Agreement"), among priceline and some of priceline's stockholders and warrantholders, pursuant to which the stockholders and warrantholders have the right in certain circumstances to require priceline to register their shares of priceline common stock for resale under the Securities Act of 1933. Except in limited circumstances, priceline is obligated to pay all expenses in connection with such a registration.

            Delta partially exercised the 1998 Warrant on August 17, 1999 and acquired 1,817,114 shares of priceline common stock. Delta immediately resold the shares in a registered public offering on August 17, 1999. The sale price of the priceline common stock was $67 per share before taking into account underwriters' discounts and commissions.

            On November 12, 1999, Delta exercised the 1998 Warrant with respect to the remaining 16,802,288 shares of priceline common stock subject to the 1998 Warrant. In lieu of delivering cash in payment of the exercise price, Delta elected,

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CUSIP NO.   741503106                                        Page 5 of 11 Pages

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pursuant to the terms of the Replacement Participation Warrant Agreement, to pay the exercise price by surrendering 276,454 of the shares it was entitled to acquire upon exercise.

            On November 16, 1999, Delta entered into an agreement to sell in a private transaction to priceline's founder and Vice Chairman, Jay S. Walker, or his assignees, a total of 2,085,767 shares of priceline common stock at $59.93 per share. The aggregate sale price of the priceline common stock sold to Mr. Walker was $125,000,000.

            On November 17, 1999, in consideration of the amendment of the Airline Participation Agreement and the General Agreement pursuant to the Master Agreement as described in Item 4 of the Schedule 13D, priceline issued a warrant (the "1999 Warrant") to Delta which provided Delta with the right to acquire an additional 5,500,000 shares of priceline common stock at a price of $56.625 per share. The 1999 Warrant contains antidilution, cashless exercise and registration rights provisions similar to those contained in the 1998 Warrant. In August, 2000, the 1999 Warrant became exercisable as to 2,750,000 shares of priceline common stock as a result of priceline's receiving net revenues relating to travel on Delta and its affiliates in excess of $180 million during a specified period. The 1999 Warrant will become exercisable as to the remaining 2,750,000 shares of priceline common stock on the earlier of (a) January 1, 2001, if priceline receives a specified level of net revenues relating to travel on Delta and its affiliates or (b) November 17, 2004.

            Also on November 17, 1999, and also in consideration of the amendment of the Airline Participation Agreement and the General Agreement pursuant to the Master Agreement as described in Item 4 of the Schedule 13D, priceline provided Delta the right to exchange 6,000,000 shares of priceline common stock held by it for 6,000,000 shares of priceline convertible preferred stock. On June 30, 2000, Delta exchanged 6,000,000 shares of priceline common stock for 6,000,000 shares of newly issued priceline convertible preferred stock. The priceline convertible preferred stock (a) has a par value of $59.93 per share, (b) is convertible into shares of priceline common stock on a one-for-one basis, (c) bears a dividend of 8% per annum payable in shares of priceline common stock, (d) is subject to mandatory redemption on the tenth anniversary of the date of issuance, and (e) is callable by priceline at the par value after three years. Priceline has agreed that in the event Delta converts any of the 6,000,000 shares of priceline convertible preferred stock into priceline common stock, Delta will have demand and piggyback registration rights relating to such priceline common stock under the Registration Rights Agreement.

            Between November 18, 1999 and January 21, 2000, Delta sold 8,400,000 shares of priceline common stock in transactions on the Nasdaq National Market for an aggregate sales price of $544,081,866.75.

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CUSIP NO.   741503106                                        Page 6 of 11 Pages

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            On October 1, 2000, priceline paid a dividend of 549,764 shares of priceline common stock on the 6,000,000 shares of priceline convertible preferred stock held by Delta.


ITEM 4      PURPOSE OF TRANSACTION

            The grants of the 1998 Warrant and the 1999 Warrant were made by priceline to Delta in connection with the negotiation of the Airline Participation Agreement, General Agreement and Master Agreement (each of which are discussed below).

            As discussed in Item 3 above, Delta acquired the 1998 Warrant in connection with its entering into an Airline Participation Agreement with priceline on August 31, 1998. The Airline Participation Agreement has a ten-year term but is subject to termination by Delta after August 31, 2001 upon 180 days' notice to priceline. The Airline Participation Agreement does not impose any material obligations on Delta. Delta is not obligated to supply airline tickets to priceline and may supply airline tickets to priceline's competitors at any time and at any price, without offering any airline tickets to priceline.

            In addition to the Airline Participation Agreement, on August 31, 1998 priceline and Delta entered into the General Agreement which provides, among other things, certain incentives designed to encourage Delta to increase its participation in priceline's buying service. Under the General Agreement, Delta is entitled to share in revenue generated from airline ticket sales on Delta if priceline's gross margin on those sales exceeds approximately 12% in any calendar quarter. In addition, priceline is required to use the highest qualifying fare to fulfill ticket requests allocable to Delta, subject to an agreed minimum ticket sale margin to priceline. The General Agreement also requires priceline, subject to various exceptions, to obtain Delta's approval of the addition of new carriers to the priceline service and restricts the routes for which tickets may be offered by specified carriers through the priceline service. Priceline also is required to license its buyer-driven commerce system to Delta on a non-exclusive basis and on commercially reasonable terms under specified conditions. In addition, priceline's ability to transfer or license its intellectual property to other travel providers is limited in the manner set forth in the General Agreement.

            On November 17, 1999, Delta and priceline entered into the Master Agreement, which reflected certain understandings, rights and obligations of the parties. The Master Agreement:

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CUSIP NO.   741503106                                        Page 7 of 11 Pages

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-  amended the General Agreement by (a) adding United Airlines, American
   Airlines, USAirways and certain foreign-based carriers to the list of participating carriers and (b) revising the sections relating to market restrictions, ticket allocation methodology and reporting and audit rights; and

- amended the Airline Participation Agreement by revising the provision relating to ticket allocation methodology.

            Except as described in the Schedule 13D, neither Delta nor, to the best of its knowledge, any of the persons named in Schedule A to the Schedule 13D presently has any plans or proposals which relate to or would result in any of the following:

            (a) The acquisition by any person of additional securities of priceline, or the disposition of securities of priceline;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving priceline or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of priceline or any of its subsidiaries;

            (d) Any change in the present board of directors or management of priceline, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of priceline;

            (f) Any other material change in priceline's business or corporate structure;

            (g) Changes in priceline's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of priceline by any person;

            (h) Causing a class of securities of priceline to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of priceline becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   Any action similar to any of those enumerated above.

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CUSIP NO.   741503106                                        Page 8 of 11 Pages

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Delta may sell a substantial portion, and possibly all, of the 589,831 shares of priceline common stock currently held by it. In addition, Delta may also sell a substantial portion, and possibly all, of the 6,000,000 shares of priceline common stock which Delta would receive upon conversion of its shares of priceline convertible preferred stock. Any such sales may occur immediately or over a period of time, and may be made in the open market or in private transactions. The exercise price of the 1999 Warrant is substantially higher than the current market price of priceline common stock, and therefore Delta does not currently intend to exercise the 1999 Warrant to purchase the 2,750,000 shares of priceline common stock for which the 1999 Warrant is currently exercisable. Delta is discussing with priceline a possible amendment of the 1999 Warrant that would, among other things, reduce the excercise price and the number of shares of priceline common stock subject to the 1999 Warrant. Should the market price of priceline common stock ever exceed the exercise price of the 1999 Warrant, Delta may exercise the 1999 Warrant to purchase some or all of the shares for which it is then exercisable, and may sell, in the open market or in private transactions, some or all of any shares so purchased.

ITEM 5      INTEREST IN SECURITIES OF PRICELINE

            (a) Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 9,339,831 shares of priceline common stock. The shares of priceline common stock beneficially owned by Delta represent approximately 5.3% of the 175,973,032 shares of priceline common stock which priceline indicated were outstanding on August 10, 2000 (assuming the issuance of the 589,831 shares of priceline common stock issued as a dividend to Delta on October 1, 2000, the exercise of Delta's right to purchase 2,750,000 shares of priceline common stock pursuant to the 1999 Warrant and the conversion of Delta's 6,000,000 shares of priceline convertible preferred stock into 6,000,000 shares of priceline common stock), as set forth in priceline's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

            Mary Johnston Evans, a director of Delta, holds 100 shares of priceline common stock. To the best of Delta's knowledge, none of the other directors or executive officers of Delta beneficially owns shares of priceline common stock.

            (b) Delta has sole voting and dispositive power over all of the shares of priceline common stock beneficially owned by Delta and, to the best of Delta's knowledge, Mary Johnston Evans has sole voting and dispositive power over all of the shares of priceline common stock she holds.

            (c) Except as otherwise set forth in the Schedule 13D, neither Delta nor, to the best of Delta's knowledge, any of Delta's directors or executive officers has effected any transactions in priceline common stock during the past 60 days.

            (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of

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CUSIP NO.   741503106                                        Page 9 of 11 Pages

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priceline common stock beneficially owned by Delta or, to the best of Delta's knowledge, Mary Johnston Evans.

            (e) Delta has not ceased being the beneficial owner of more than 5% of the priceline common stock.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PRICELINE

As described in Item 3 above:

- On August 31, 1998, Delta acquired the 1998 Warrant, which entitled Delta to purchase 18,619,402 shares of priceline common stock at an exercise price of $0.9254896 per share;

- On December 31, 1998 and November 12, 1999, the Warrant was amended pursuant to the First Amendment to Participation Warrant Agreement and the Replacement Participation Warrant Agreement, respectively;

- On November 16, 1999, Delta entered into an agreement to sell in a private transaction to Mr. Jay S. Walker or his assignees 2,087,767 shares of priceline common stock for $59.93 per share;

- On November 17, 1999, priceline issued to Delta the 1999 Warrant to acquire 5,500,000 shares of priceline common stock at an exercise price of $56.625 per share; and

- Also on November 17, 1999, Delta entered into the Master Agreement pursuant to which it received the right to exchange 6,000,000 shares of priceline common stock for 6,000,000 shares of priceline convertible preferred stock.

As described in Item 4 above:

- Delta is a party to and an assignee of certain rights under a Registration Rights Agreement with respect to priceline common stock.


ITEM 7      MATERIALS FILED AS EXHIBITS

Exhibit                               Description
-------                               -----------
1          Participation Warrant Agreement, dated August 31, 1998, between priceline and Delta (incorporated by reference to priceline's
           Registration Statement on form S-1, No. 333-69657, as filed on
           February 16, 1999).


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CUSIP NO.   741503106                                        Page 10 of 11 Pages

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
Exhibit                               Description
-------                               -----------
2          First Amendment and Waiver to Participation Warrant Agreement, dated
           December 31, 1998, between priceline and Delta (incorporated by reference to priceline's Registration Statement on Form S-1, No.
           333-69657, as filed on February 16, 1999).

3          Replacement Participation Warrant Agreement, dated November 12,
           1999, between priceline and Delta (incorporated by reference to Amendment No. 3 to the Prior Schedule 13D).

4          Amended and Restated Registration Rights Agreement, dated as of
           December 8, 1998, among priceline and certain stockholders and warrantholders of priceline (incorporated by reference to priceline's
           Registration Statement on Form S-1, No. 333-69657, as filed on
           December 23, 1998).

5          Acknowledgment and Agreement to the Amended and Restated Registration
           Rights Agreement, dated July 16, 1999, between Delta and priceline
           (incorporated by reference to the Prior Schedule 13D).

6          Assignment of Certain Registration Rights, dated as of July 16,
           1999, by and among Delta and the assignors named therein
           (incorporated by reference to the Prior Schedule 13D).

7 Airline Participation Agreement, dated August 31, 1998, by and among Delta, priceline and Priceline Travel, Inc. (incorporated by reference to priceline's Registration Statement on Form S-1, No.
           333-69657, as filed on February 16, 1999).

8 General Agreement, dated August 31, 1998, by and among Delta, priceline and Priceline Travel, Inc. (incorporated by reference to priceline's Registration Statement on Form S-1, No. 333-69657, as filed on February 16, 1999).

9          Amendment to the Airline Participation Agreement and the General
           Agreement, dated December 31, 1998, between and among priceline, Priceline Travel, Inc. and Delta (incorporated by reference to priceline's Registration Statement on Form S-1, No. 333-69657, as filed on February 16, 1999).

10 Master Agreement, dated November 17, 1999, between Delta and priceline (incorporated by reference to Amendment No. 4 to the Prior Schedule 13D).

11 Participation Warrant Agreement, dated November 17, 1999, between priceline and Delta (incorporated by reference to Amendment No. 4 to the Prior Schedule 13D).


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 20, 2000               Delta Air Lines, Inc.


                                       By: /s/ M. Michele Burns
                                           -----------------------------------
                                           M. Michele Burns
                                           Executive Vice President and
                                           Chief Financial Officer

                                   SCHEDULE A


                          [DELTA TO REVIEW AND UPDATE]


                                                                             PRESENT PRINCIPAL
                                                                                OCCUPATION
                                            POSITION                      (IF OTHER THAN POSITION
         NAME AND ADDRESS                   WITH DELTA                          WITH DELTA)

Malcolm B. Armstrong                       Executive Vice
Delta Air Lines, Inc.                      President -
Hartsfield Atlanta International Airport   Operations
Atlanta, GA 30320

Edwin L. Artzt                             Director                       Chairman of the Board,
Delta Air Lines, Inc.                                                     Spalding Holdings
Hartsfield Atlanta International                                          Corporation; Retired
Airport                                                                   Chairman of the Board and
Atlanta, GA 30320                                                         Chief Executive Officer,
                                                                          The Procter & Gamble
                                                                          Company, Cincinnati, Ohio

James L. Broadhead                         Director                       Chairman of the Board and
P.O. Box 14000                                                            Chief Executive Officer,
Juno Beach, Florida 33408                                                 FPL Group, Inc.; Chairman
                                                                          of the Board and Chief
                                                                          Executive Officer,
                                                                          Florida Power & Light
                                                                          Company, Juno Beach,
                                                                          Florida

Edward H. Budd                             Director                       Retired Chairman of the
Delta Air Lines, Inc.                                                     Board and Chief Executive
Hartsfield Atlanta International                                          Officer, the Travelers
Airport                                                                   Corporation, Hartford,
Atlanta, GA 30320                                                         Connecticut

M. Michele Burns                           Executive Vice
                                           President and
                                           Chief
                                           Financial
                                           Officer

                                                                             PRESENT PRINCIPAL
                                                                                OCCUPATION
                                            POSITION                      (IF OTHER THAN POSITION
         NAME AND ADDRESS                   WITH DELTA                          WITH DELTA)


R. Eugene Cartledge                        Director                       Former Chairman of the
6 Skidaway Village Walk Suite 203-B                                       Board, Savannah Foods &
Savannah, Georgia 31411-2913                                              Industries, Inc.,
                                                                          Savannah, Georgia;
                                                                          Retired Chairman of the
                                                                          Board and Chief Executive
                                                                          Officer, Union Camp
                                                                          Corporation, Wayne, New
                                                                          Jersey
Robert L. Colman                           Executive Vice
Delta Air Lines, Inc.                      President -
Hartsfield Atlanta International           Human
Airport                                    Resources
Atlanta, GA 30320

Vicki B. Escarra                           Executive Vice
Delta Air Lines, Inc.                      President -
Hartsfield Atlanta International           Customer
Airport                                    Service
Atlanta, GA 30320

Mary Johnston Evans                        Director                        Director of various
Delta Air Lines, Inc.                                                      corporations
Hartsfield Atlanta International
Airport
Atlanta, GA 30320

George M.C. Fisher                         Director                        Chairman of the Board and
                                                                           former Chief Executive
                                                                           Officer, Eastman Kodak
                                                                           Company

David R. Goode                             Director                        Chairman, President and
Norfolk Southern Corporation                                               Chief Executive Officer
Three Commercial Place                                                     of Norfolk Southern
Norfolk, Virginia 23510-2191                                               Corporation

                                                                             PRESENT PRINCIPAL
                                                                                OCCUPATION
                                            POSITION                      (IF OTHER THAN POSITION
         NAME AND ADDRESS                   WITH DELTA                          WITH DELTA)


Gerald Grinstein                           Director                        Non-Executive Chairman of
1000 2nd Avenue, Suite 3700                                                the Board, Agilent
Seattle, Washington 98104                                                  Technologies, Inc.; a
                                                                           principal of Medrona
                                                                           Investment Group, L.L.C.,
                                                                           Seattle, Washington;
                                                                           retired chairman,
                                                                           Burlington Northern Santa
                                                                           Fe Corporation; Retired
                                                                           Chairman and Chief
                                                                           Executive Officer,
                                                                           Burlington Northern Inc.,
                                                                           Fort Worth, Texas; former
                                                                           Chief Executive Officer,
                                                                           Western Air Lines, Inc.
Leo F. Mullin                              Chairman and
Delta Air Lines, Inc.                      Chief
Hartsfield Atlanta International Airport   Executive
Atlanta, GA 30320                          Officer


Frederick W. Reid                          Executive Vice
Delta Air Lines, Inc.                      President
Hartsfield Atlanta International Airport   and Chief
Atlanta, GA 30320                          Marketing
                                           Officer



Andrew J. Young                            Director                        Chairman and Senior
303 Peachtree Street, N.E.                                                 Partner, Goodworks
Atlanta, Georgia 30311                                                     International, Inc.,
                                                                           Atlanta, Georgia;
                                                                           Chairman of the Southern
                                                                           Africa Enterprise
                                                                           Development Fund; former
                                                                           Mayor of Atlanta,
                                                                           Georgia; former U.S.
                                                                           Ambassador to the United
                                                                           Nations; former member of
                                                                           the U.S. House of
                                                                           Representatives
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